Nuveen Compliance | 1 July 2018

Code of Ethics

SUMMARY AND SCOPE

What the Code is about

Helping to ensure that Nuveen personnel place the interests of Nuveen clients ahead of their own personal interests.

Who the Code applies to and what the implications are

This Code applies to individuals in the following categories:

•	Nuveen Employees based in the U.S. or Canada (except employees of Gresham Investment Management LLC, Westchester Group Investment Management, Inc., and any employees of Greenwood Resources, Inc. who are based outside of Portland, Oregon).

•	Employees of any U.S.-registered investment adviser who are based outside the U.S. (except employees of Gresham Investment Management LLC, or Greenwood Resources, Inc.).

•	Consultants, interns and temporary workers based in the U.S. or Canada whose contract length is 90 days or more.

•	Any TIAA employees designated as Access Persons by the TIAA-CREF Funds Chief Compliance Officer or the Nuveen Ethics Office.

In addition, the independent directors and trustees of the TIAA-CREF Funds Complex and Nuveen sponsored or branded funds are not covered by this Code but have their pre-clearance, reporting and other obligations set forth in their own separate policies.

For individuals who are subject to the Code, there are two designations with different implications: Access Person and Investment Person.

ACCESS PERSON

All Nuveen Employees who are subject to the Code are considered Access Persons, since they have, or could have, access to non-public information about securities transactions and other investments, holdings, or recommendations for Affiliate-Advised Accounts or Portfolios.

Key characteristics of this designation. An individual may be considered an Access Person of multiple advisers affiliated with Nuveen, or of only one. If your regular duties give you access to non-public information, or you are an officer of a Nuveen or TIAA-CREF sponsored or branded fund, your personal trading is generally monitored only against the trading activity of the specific adviser(s) or Affiliated Funds with which you are involved. For other employees, personal trading is typically monitored against the trading activities of all advisers affiliated with Nuveen. You will generally not be permitted to execute transactions in a security on any day when an Affiliate-Advised Account or Portfolio managed by the adviser(s) that you are monitored against has a pending buy or sell order for that security.

INVESTMENT PERSON

An Access Person who meets any of the following criteria will in addition be considered an Investment Person:

•	The Access Person is a Portfolio Manager, Research Analyst or Research Assistant, or they otherwise participate in making recommendations or decisions concerning the purchase or sale of securities in any Affiliate-Advised Account or Portfolio.

•	The Access Person has been designated an Investment Person by the Nuveen Ethics Office.

Key characteristics of this designation. The vast majority of Investment Persons are employees of Nuveen’s affiliated investment advisers.

An Investment Person is prohibited from transacting in securities during the period starting 7 calendar days before, and ending 7 calendar days after, any trade in an Affiliate-Advised Account or Portfolio for which he/she has responsibility. In addition, an Investment Person’s personal transactions will be reviewed for conflicts in the period starting 7 calendar days before, and ending 7 calendar days after, all trades by their associated investment adviser. In some cases, the Investment Person may be required to reverse a trade and/or forfeit an appropriate portion of any profit as determined by the Nuveen Ethics Office. These consequences can apply whether or not the trade was pre-cleared.

The personal trading of Investment Persons is generally only monitored against the trading activity of the specific adviser for which they have been designated an Investment Person.

Code of Ethics	Page 2 of 8

Important to understand

Some of our affiliated investment advisers may have policies of their own that impose additional rules on the same topics covered in this Code. Check with your manager or local/designated Chief Compliance Officer (CCO) if you have questions.

Personal trading is a privilege, not a right. Nuveen Employees are expected to follow the law and adhere to the highest standards of behavior–including with respect to personal trading. Any violation of the Code could have severe adverse effects on you, your co-workers, and Nuveen. You may be held personally liable for your conduct and be subject to fines, regulatory sanctions, and even criminal penalties. Because Nuveen can restrict your trading or take actions such as forcing you to hold a position or to disgorge profits, personal trading carries risks beyond normal market risks.

Some requirements in this Code apply to Household Members. Each Household Member (see “Terms with Special Meanings” at right) is subject to the same restrictions and requirements that apply to his/her related Nuveen Employee.

The Code does not address every ethical issue that might arise. If you have any doubt at all after consulting the Code, contact the Nuveen Ethics Office for direction.

The Code applies to appearance as well as substance. Always consider how any action might appear to an outside observer (such as a client or regulator).

You are expected to follow the Code both in letter and in spirit. Literal compliance, such as pre-clearing a transaction, does not necessarily protect you from liability for conduct that violates the spirit of the Code. If you have questions about how to comply with this Code, consult the Nuveen Ethics Office.

WHO TO CONTACT • Nuveen Ethics Office (Americas): nuveenethicsoffice@nuveen.com • Nuveen Ethics Office (Americas) Hotline: 1-800-842-2733 extension 22-5599

TERMS WITH SPECIAL MEANINGS

Within this policy, these terms are defined as follows:

Affiliate-Advised Account or Portfolio Any Affiliated Fund, or any portfolio or client account advised or sub-advised by Nuveen.

Affiliated Fund Any TIAA-CREF or Nuveen branded or sponsored open-end fund, closed-end fund, or Exchange Traded Fund (ETF), and any third-party fund advised or sub-advised by Nuveen.

Automatic Investment Plan Any program, such as a dividend reinvestment plan (DRIP), under which investment account purchases or withdrawals occur according to a predetermined schedule and allocation.

Beneficial Ownership Any interest by which you or any Household Member–directly or indirectly–derives a monetary benefit from purchasing, selling, or owning a security or account, or exercises investment discretion.

You have Beneficial Ownership of securities held in accounts in your own name, or any Household Member’s name, and in all other accounts over which you or any Household Member exercises or may exercise investment decision-making powers, or other influence or control, including trust, partnership, estate, and corporate accounts or other joint ownership or pooling arrangements.

Code This Code of Ethics.

Domestic Partner An individual who is neither a relative of or legally married to a Nuveen Employee, but shares a residence and is in a mutual commitment similar to marriage with such Nuveen Employee.

Federal Securities Laws The applicable portions of any of the following laws, as amended, and of any rules adopted under them by the Securities and Exchange Commission or the Department of the Treasury:

• Securities Act of 1933.

• Securities Exchange Act of 1934.

• Investment Company Act of 1940.

• Investment Advisers Act of 1940.

• Sarbanes-Oxley Act of 2002.

• Title V of the Gramm-Leach-Bliley Act.

• The Bank Secrecy Act.

Household Member Any of the following who reside, or are expected to reside for at least 90 days a year, in the same household as a Nuveen Employee:

• Spouse or Domestic Partner. • Sibling. • Child, stepchild, grandchild.	• Parent, stepparent, grandparent. • In-laws, (mother, father, son, daughter, brother, sister).

Code of Ethics	Page 3 of 8

TERMS WITH SPECIAL MEANINGS (continued)

Independent Director Any director or trustee of an Affiliated Fund who is not an “interested person” within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended.

Managed Account Any account in which you or a Household Member has Beneficial Ownership and for which you have delegated full investment discretion in writing to a third-party broker or investment manager.

Nuveen Nuveen, LLC and all of its direct or indirect subsidiaries.

Nuveen Employee Any full- or part-time employee of Nuveen, and any consultants, interns or temporary workers designated by the Nuveen Ethics Office.

Reportable Account Any account for which you or a Household Member has Beneficial Ownership AND in which securities can be bought or held. This includes, among others:

• All Managed Accounts.

• Any Nuveen 401(k) plan account.

• Any 401(k) plan account from a previous employer that permits transactions in any Reportable Security.

• Any direct holding in an Affiliated Fund.

• Any retirement account or health savings account (HSA) that permits the purchase of any Reportable Security, and any 529 college savings plan that permits the purchase of Affiliated Funds.

The following are NOT considered Reportable Accounts:

• Charitable giving accounts.

• Any 401(k) plan account or any other account held directly with a mutual fund complex or mutual fund-only platform in which open-end, non-Affiliated Funds are the only possible investment.

• Any cash management account with a broker in which a Reportable Security cannot be purchased or sold.

Reportable Security Any security EXCEPT:

• Direct obligations of the U.S. government (indirect obligations, such as Fannie Mae and Freddie Mac securities, are reportable).

• Certificates of deposit, bankers’ acceptances, commercial paper, and high quality short-term debt (including repurchase agreements).

• Money market funds.

• Open-end funds that are not Affiliated Funds.

Reportable Transaction Any transaction involving a Reportable Security EXCEPT:

• Transactions in Managed Accounts.

• Transactions occurring under an Automatic Investment Plan.

GENERAL RESTRICTIONS AND REQUIREMENTS

BASIC PRINCIPLES

1.	Never abuse a client’s trust, rights, or interests. This means you must never do any of the following:

•	Engage in any plan or action, or use any device, that would defraud or deceive a client.

•	Make any material statements of fact that are incorrect or misleading, either as to what they include or omit.

•	Engage in any manipulative practice.

•	Use your position (including any knowledge or access to opportunities you have gained by virtue of your position) to personal advantage or to a client’s disadvantage. This would include, for example, front-running or tailgating (trading directly before or after the execution of a large client trade order), or any attempt to influence a client’s trading to enhance the value of your personal holdings.

•	Conduct personal trading in any way that could be inconsistent with your fiduciary duties to a client (even if it does not technically violate the Code).

2.

Handle conflicts of interest appropriately. This applies not only to actual conflicts of interest, but also to any situation that might appear to an outside observer to be improper or a breach of fiduciary duty.

3.

Keep confidential information confidential. Always properly safeguard any confidential information you obtain in the course of your work. This includes confidential information related to any of the following:

•	Any Affiliate-Advised Account or Portfolio and any other financial product offered or serviced by Nuveen.

•	New products, product changes, or business initiatives.

•	Past, current, and prospective clients, including their identities, investments, and account activity.

“Keeping information confidential” means using discretion in disclosing information as well as guarding against unlawful or inappropriate access by others. This includes:

•	Making sure no confidential information is visible on your computer screen and desk when you are not there.

•	Not sharing passwords with others.

•	Using caution when discussing business in any location where your conversation could be overheard. Confidential information may be released only as required by law or as permitted under the applicable privacy policy(ies). Consult the Nuveen Ethics Office or your local/designated CCO before releasing any confidential information.

Code of Ethics	Page 4 of 8

4.

Handle Material Non-Public Information properly. Follow all of the terms described in “Material Non-Public Information” below. Be aware that any failure to handle such information properly is a serious offense and may lead to disciplinary action from Nuveen as well as serious civil or criminal liability.

5.	Comply with Federal Securities Laws. Any violation of these laws is punishable as a violation of the Code.

6.	Never do anything indirectly that, if done directly, would violate the Code. Such actions will be considered the equivalent of direct Code violations.

7.

Promptly alert the Nuveen Ethics Office or your local/designated CCO of any actual or suspected wrongdoing. Examples of wrongdoing include violations of the Federal Securities Laws, misuse of corporate assets, misuse of confidential information, or other violations of the Code. If you prefer to report confidentially, call the TIAA Confidential Helpline at 1-877-774-6492. Note that failure to report suspected wrongdoing in a timely fashion is itself a violation of the Code.

PRE-CLEARANCE AND

HOLDING REQUIREMENTS

8.	Pre-clear any trade in Reportable Securities, including certain Affiliated Funds (see box on next page for additional information).

If your trade requires pre-clearance, request approval through the Protegent PTA system (PTA) before you or any Household Member places an order to buy or sell any Reportable Security. Any approval you receive expires at the end of the day it was granted; however, you may place after-hours trades in international markets until 11:59 PM local time on that day. When requesting pre-clearance, follow this process:

•	Request pre-clearance on the same day you want to trade, during standard U.S. trading hours (9:30 AM to 4:00 PM ET). Be sure your pre-clearance request is accurate as to security and direction of trade.

•	Wait for approval to be displayed before trading. If you receive approval, you may only trade that same day, and only within the scope of approval. If you do not receive approval, do not trade.

•	Place day orders only. Do not place good-til-canceled orders. You may place orders for an after-hours trading session or in foreign markets using that day’s pre-clearance approval, but you must not place any order that could remain open into the next day’s trading session.
9.	Hold positions in securities that are subject to pre-clearance for 60 calendar days, or be prepared to forfeit any gains. Several things to note:

•	You may be required to surrender any gains realized (net of commissions) through a violation of this rule.

•	The 60-day holding requirement is tested on a last-in-first-out basis, across all of your holdings (not just within individual accounts).

•	The 60-day holding requirement extends to any options or other transactions that may have the same effect as a purchase or sale, and to all Reportable Securities–except for ETFs and open-end Affiliated Funds. Nuveen-branded or sponsored closed-end funds are subject to the 60-day holding requirement.

•	You may sell the security on the 60th day after purchase, provided you secure pre-clearance or an exemption applies.

•	You may re-purchase a security immediately after executing a sale of that same security, which will trigger a new 60 calendar day holding period.

•	You may close a position at a loss at any time, provided pre-clearance has been obtained or an exemption applies.

10.	Comply with trading restrictions described in the prospectuses for all Affiliated Funds. This includes restrictions on frequent trading in shares of any open-end Affiliated Fund.

11.

Pre-clear any transaction in a Managed Account that involves your influence. You must also immediately consult with the Nuveen Ethics Office to discuss whether the account in question can properly remain classified as a Managed Account.

12.

Obtain approval before investing in a private placement (such as a private equity investment, hedge fund, or limited partnership) and before selling or redeeming a private placement that is branded, sponsored, advised or sub-advised by Nuveen. This includes transactions in any private funds advised or sub-advised by Nuveen. Approval is required even if the investment is made in a Managed Account. Approval is not needed for additional capital calls following the initial investment.

Code of Ethics	Page 5 of 8

WHAT NEEDS TO BE PRE-CLEARED

Pre-clearance required

• All actively initiated trades in Reportable Securities, except those listed here under “No pre-clearance required.” Be aware that pre-clearance can be withdrawn even after it has been granted, and even after you have traded, if Nuveen later becomes aware of Affiliate- Advised Account

No pre-clearance required

• Shares of any open-end mutual fund (including Affiliated Funds).

• Any ETF.

• CDs and commercial paper.

• Securities acquired or disposed of through actions outside your control or issued pro rata to all holders of the same class of investment, such as automatic dividend reinvestments, stock splits, mergers, spin-offs, or rights subscriptions.

• Sales pursuant to a bona fide tender offer.

• Trades made through an Automatic Investment Plan that has been disclosed to the Nuveen Ethics Office in advance.

or Portfolio trades whose existence would have resulted in denial of pre-clearance. In these cases you may be required to reverse a trade and/or forfeit an appropriate portion of any profit, as determined by the Nuveen Ethics Office.

• Note that ETFs are Reportable Securities but do not need to be pre-cleared.

• Trades in a Managed Account (except that you must pre-clear any trades that involve your influence, any initial purchases of private placements, purchases in any equity IPO, and any sales or redemptions of private placements that are branded, sponsored, advised or sub-advised by Nuveen).

• Foreign currencies, including futures.

• Commodity instruments.

• Index options and index futures.

• Direct investments in cryptocurrencies.

OTHER RESTRICTIONS

13.

Never knowingly trade any security being traded or considered for trade by any Affiliate-Advised Account or Portfolio. This applies to employee transactions in securities that are exempt from pre-clearance, and includes equivalent or related securities.

For example, if a company’s common stock is being traded, you may face restrictions on trading any of the company’s debt, preferred, or foreign equivalent securities, and from trading or exercising any options based on the company’s securities.

14.

Always prioritize client trades over personal trades. Your fiduciary duties to the client are far more important than your personal trading, which is a privilege and not a right. Never delay or in any way alter the timing or terms of a client trade for your personal benefit.

15.

Do not engage in trading that involves single stock futures, naked short sales or naked options on individual securities. Options are permitted only to generate income or for hedging purposes (that is, the sale of covered calls or the purchase of puts that are offset by existing long positions), with the following exceptions:

•	You may buy or sell naked long-term options (those with an expiration of 1 year or more from the date of purchase), subject to the 60-day holding period.

•	You may hedge with puts or shorts against the box, however, you must first hold the underlying position for 60 days (except for covered calls, which may be written at the same time as the underlying security).
16.	Never participate in an investment club or similar entity.

17.

Do not engage in excessive or inappropriate trading activity. Never let personal trading interfere with your professional duties. The Nuveen Ethics Office and/or your local/designated CCO, in consultation with your manager, will determine what constitutes excessive or inappropriate trading.

18.	Never purchase an IPO without advance approval. Equity IPO participation is generally prohibited, but approval may be granted in special circumstances, such as when:

•	You already have equity in the company and are offered shares.

•	You are a policy holder or depositor in a company that is demutualizing.

•	A family member has been offered shares as an employee.

You must obtain approval to purchase an equity IPO even if the investment is made in a Managed Account. You may receive approval for initial offerings of fixed income securities, convertible securities, preferred securities, open- and closed-end funds, commodity pools, and any secondary equity offerings.

Code of Ethics	Page 6 of 8

MATERIAL NON-PUBLIC INFORMATION

What is Material Non-Public Information?

Material Non-Public Information is defined as information regarding any security, securities-based derivatives or issuer of a security that is both material and non-public. Information is material if both of the following are true:

• A reasonable investor would likely consider it important when making an investment decision.

• Public release of the information would likely affect the price of a security.

Information is generally non-public if it has not been distributed through a widely used public medium, such as a press release or a report, filing or other periodic communication.

Restrictions and requirements

• Any time you think you might have, or may be about to, come into possession of Material Non-Public Information (whether in connection with your position at Nuveen or not), alert the Nuveen Ethics Office. Alternatively, you may alert your local/designated CCO or Legal office, who in turn must promptly notify the Nuveen Ethics Office. Follow the instructions you are given.

• Until you receive further instructions from the Nuveen Ethics Office, your local/designated CCO, or Legal, do not take any action in relation to the information, including trading or recommending the relevant securities or communicating the information to anyone else.

• Never make decisions on your own regarding potential Material Non-Public Information, including whether such information is actually Material Non-Public Information or what steps should be taken.

• If the Nuveen Ethics Office, your local/designated CCO and/or Legal determine that you have Material Non-Public Information:

• Do not buy, sell, gift, or otherwise dispose of the issuer’s securities, whether on behalf of an Affiliate-Advised Account or Portfolio, yourself, or anyone else.

• Do not in any way recommend, encourage, or influence others to transact in the issuer’s securities, even if you do not specifically disclose or reference the Material Non-Public Information.

• Do not communicate the Material Non-Public Information to anyone, whether inside or outside Nuveen, except in discussions with the Nuveen Ethics Office and Legal and as expressly permitted by any confidentiality agreement or supplemental policies and procedures of your business unit.

REPORTING REQUIREMENTS

UPON BECOMING A NUVEEN EMPLOYEE

19.

Within 10 calendar days of starting at Nuveen, acknowledge receipt of the Code. This includes certifying that you have read the Code, understand it, recognize that you are subject to it, have complied with all of its applicable requirements, and have submitted all Code-required reports.

20.

Within 10 calendar days of starting at Nuveen, report all of your Reportable Accounts and holdings in Reportable Securities. Use PTA for this reporting. Include current information (no older than 45 calendar days before your first day of employment) on all Reportable Securities. For each security, provide the security name and type, a ticker symbol or CUSIP, the number of shares or units held, and principal amount (dollar value). For each Reportable Account, provide information about the broker, dealer, or bank through which the account is held and the type of account. For each Reportable Account, submit a copy of the most recent statement.

Note that there are separate procedures for Managed Accounts, as described below in item 23.

21.	Within 10 calendar days of starting at Nuveen, report all current investments in private placements (limited offerings). Limited offerings are Reportable Securities.

22.

Within 30 calendar days of starting at Nuveen, move or close any Reportable Account that is not at an approved firm. This does not include 401(k) Reportable Accounts. The list of approved firms is maintained by the Ethics Office and may be accessed on PTA.

Under very limited circumstances, it may be possible to obtain a waiver to keep a Reportable Account at a non-approved firm. Examples include:

•	An account owned by a Household Member who works at another financial firm with comparable restrictions.

•	An account that holds securities that cannot be transferred.

•	An account that cannot be moved because of a trust agreement.

To apply for an exception, contact the Nuveen Ethics Office. For any account granted an exception, arrange for the Nuveen Ethics Office to receive duplicates of all

Code of Ethics	Page 7 of 8

periodic statements. If a firm cannot provide duplicate statements directly to the Nuveen Ethics Office, you must take responsibility for providing them yourself. In all cases, if your accounts are not held at an approved firm, you must manually enter all executed transactions in PTA within 5 days of execution.

At the discretion of the Nuveen Ethics Office, some consultants and temporary workers may not be required to move or close Reportable Accounts.

WHEN OPENING ANY NEW REPORTABLE ACCOUNT (INCLUDING A MANAGED ACCOUNT)

23.

Get pre-approval for any new Managed Account before any trading activity commences. Using the appropriate form (available from the Nuveen Ethics Office), provide representations that support the classification of the account as a Managed Account. For an account to be classified as a Managed Account, the account owner must have no direct or indirect influence or control over the securities in the account. The form must be signed by the account’s broker or investment manager and by all account owners. You may be asked periodically to confirm these representations.

Note that if the Managed Account is not maintained at an approved firm, you are also responsible for providing duplicate statements for the Managed Account to the Ethics Office, if requested.

24.

Report any new Reportable Account (other than a Managed Account) that is opened with an approved firm. Do this within 10 calendar days of the date you or a Household Member opens the account or an account becomes a Reportable Account through marriage, cohabitation, divorce, death, or another event.

EVERY QUARTER

25.

Within 30 calendar days of the end of each calendar quarter, verify in PTA that all Reportable Transactions made during that quarter have been reported. PTA will display all transactions of yours for which it has received notice. For any Reportable Transactions not displayed, or displayed inaccurately, you are responsible for making any necessary revisions in PTA to complete your certification.

For each Reportable Transaction, you must provide, as applicable, the transaction date, security name and type, ticker symbol or CUSIP, interest rate (coupon) and maturity date, number of shares, price at which the transaction was effected, principal amount (dollar value), the nature of the trade (buy or sell), and the name of the broker, dealer, or bank that effected the transaction. It is very important that you carefully review and verify the transactions and related details displayed on PTA, checking for accuracy and completeness. Once again, if you find any errors or omissions, correct or add to your list of transactions in PTA.

EVERY YEAR

26.	Within 45 calendar days of the end of each calendar year, acknowledge receipt of the most recent version of the Code and certify in PTA as to your Annual Holdings and Accounts Report.

The report must contain the information described in item 20 above, and include your certification that you have reported all Reportable Accounts, and all holdings in Reportable Securities at year end.

If any of your holdings in Reportable Securities are not displayed in PTA or are displayed inaccurately, you are responsible for making any necessary revisions in PTA to complete your certification.

In addition, you must affirm each year through PTA that each Managed Account is properly classified as a Managed Account, for yourself and on behalf of any Household Member. This separate certification does not require broker or investment manager involvement.

You also must acknowledge any amendments to the Code that occur during the course of the year.

Code of Ethics	Page 8 of 8

ADDITIONAL RULES FOR

“SECTION 16 PERSONS”

• Section 16 Persons are “insiders,” or people with responsibility for policy decisions or portfolio transactions. If you are unsure of your status as a Section 16 Person, please contact Legal or the Nuveen Ethics Office.

• Pre-clear (through PTA) any transactions in closed-end funds of which you are a Section 16 Person. Your request will be reviewed by Legal.

• When selling for a gain any securities you buy that are issued by the entity of which you are a Section 16 Person, make sure it is at least 6 months after your most recent purchase of that security. This rule extends to any options or other transactions that may have the same effect as a purchase or sale, and is tested on a last-in-first-out basis. You may be required to surrender any gains realized through a violation of this rule. Note that for any fund of which you are a Section 16 Person, no exception from preclearance is available.

• Promptly email details of all executed transactions in these securities to the appropriate contact in Legal.

Section 16 Persons should refer to the Nuveen Funds Section 16 Policy and Procedures for additional information.

CODE ADMINISTRATION

Training

You will be required to participate in training on the Code when joining Nuveen as well as periodically during the time you are subject to the Code.

Exceptions

The Code exists to prevent violations of law. The Nuveen Ethics Office may, under certain circumstances, grant waivers from a Code requirement. No waivers or exceptions that would violate any law will be granted.

Monitoring

The Nuveen Ethics Office is responsible for monitoring transactions and holdings for any violations of this Code.

Consequences of violation

Any individual who violates the Code is subject to penalty. Penalties could include, among other possibilities, a written warning, restriction of trading privileges, disgorgement of trading profits, fines, and suspension or termination of employment.

Applicable rules

The Code has been adopted in recognition of Nuveen’s fiduciary obligations to clients and in accordance with various provisions of Rule 204A-1 under the Investment Advisers Act of 1940 and Rule 17j-1 under the Investment Company Act of 1940. This Code is also adopted by the Affiliated Funds advised by Nuveen Fund Advisors, LLC, TIAA-CREF Investment Management, LLC and Teachers Advisors, LLC under Rule 17j-1.

Some elements of the Code also constitute part of Nuveen’s response to Financial Industry Regulatory Authority (FINRA) requirements that apply to registered personnel of Nuveen Securities, LLC.